(As filed May 28, 1999)
                                                               File No. 70-____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                         WISCONSIN POWER & LIGHT COMPANY
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                               IES UTILITIES INC.
                                  Alliant Tower
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 769
                            Dubuque, Iowa 52004-07691

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                    (formerly Interstate Energy Corporation)

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                              Erroll B. Davis, Jr.
                                  President and
                             Chief Executive Officer
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

               The Commission is requested to send copies of all
              notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel             William T. Baker, Jr., Esq.
     Alliant Energy Corporation                   Thelen Reid & Priest LLP
     222 West Washington Avenue                   40 West 57th Street
     Madison, Wisconsin 53703-0192                New York, New York 10019

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.
           -----------------------------------

           1.1. INTRODUCTION. Alliant Energy Corporation (formerly Interstate
                ------------
Energy Corporation) ("Alliant") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its principal public-utility subsidiaries are Wisconsin Power & Light Company (WP&L"),2 Interstate Power Company ("IPC"), and IES Utilities Inc. ("IES") (collectively, the "Applicants"). Together, the Applicants directly and indirectly provide publicutility service to approximately 908,000 electric and 388,000 retail gas customers in parts of Wisconsin, Iowa, Minnesota, and Illinois.

         The Applicants own all or a portion of 29 coal-fired electric generating units located at 12 different power station sites. The Applicants' share of the net generating capacity of these units totals 2,924 MW and currently accounts for approximately 78% of the Alliant system's total generation. The majority of the coal burned in the Applicants' power plants originates in Wyoming and Montana and is transported to Iowa and Wisconsin by the Union Pacific Railroad and Burlington Northern Santa Fe Railroad. In order to transport coal to certain of these plants, WP&L, IES and IPC have each acquired, by lease or purchase, a fleet of railroad coal cars. Currently, WP&L leases 1,210 rail cars and owns another 89, IES leases 540 rail cars and owns another 365, and IPC leases 240 rail cars and owns (but is in the process of selling) another 106, for a total of 2,550 rail cars. The Applicants generally combine their rail cars into unit train sets consisting of 105 to 120 cars of a similar type. Cars not utilized in a unit train set are customarily held back as spare cars by the transporting railroad or located at a generating plant or other convenient location. The cars in a unit train set must be matched to the unloading system at a given generating plant and conform to limitations on allowable gross weight set by the transporting railroad.

           WP&L's cars are used to make coal deliveries to its Columbia and Edgewater power stations in Wisconsin, both of which are jointly-owned with unaffiliated utilities. IES's cars are used to make deliveries to its Prairie Creek, Sutherland, Sixth Street and Ottumwa generating stations in Iowa. The Ottumwa plant is jointly-owned with an unaffiliated utility. IPC's cars are used to make deliveries to a transloading facility for barge movement to its Lansing and Kapp power stations in Iowa. In those cases in which the train sets are dedicated to serve power plants that are jointly-owned with unaffiliated utilities, the plant operating agreements provide that the owners shall be jointly and severally obligated under the lease agreement.

           Under normal operating conditions, unit trains are used to move coal from the coal mine source to a particular power plant, or, for power plants with barge delivery capability, to a rail-to-barge transloading facility. The majority of the cars in the Applicants' existing fleet are utilized in
--------
     1 See WPL Holdings, Inc., et al., 66 SEC Docket 2256 (April 14, 1998).

     2 WP&L owns all of the issued and outstanding common stock of South Beloit Water, Gas and Electric Company, also a public-utility company.

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transporting coal from Wyoming and Montana to the power plants in Iowa and
Wisconsin. In general, a unit train set is dedicated to a given power plant and will, on a continuous basis, cycle between the mines and that power plant. This pattern does vary on an occasional basis when inventory levels are adequate or an extended outage occurs at a particular power plant. During such periods, the cars in a unit train serving that plant will either be placed in a shop for maintenance, put into service at another power plant owned by the utility which owns or leases the equipment, or utilized by another affiliated utility. On occasion, if no opportunity for internal use exists, the train set may be subleased to another, unaffiliated, utility or to a railroad for short periods.

         1.2 NEED TO INCREASE SIZE OF RAIL CAR FLEET. For several reasons, the
             ---------------------------------------
size of the Applicants' rail car fleet will need to be increased over time in order to meet the coal delivery demands of Applicants' generating plants. The reasons for this increase include changes in burn levels due to native load changes or changes in the electric market place, changes in railroad operations or the source of the coal, and changes in rail transportation contracts providing for the use of Applicants' equipment. The Applicants intend to increase and maintain the size the fleet at levels that are optimum for current and anticipated operations. Based on current projections for growth in megawatt hour production for the various facilities and the source of coal, the Applicants believe that up to ten additional train sets (up to 1,200 rail cars) will need to be placed into service over the next five years. With the lead time required for the manufacture of new equipment and the staggered length of terms on existing leases, it is also envisioned that there will be periods of time when the Applicants will have rail cars under their management that may exceed their respective core needs at the generating stations. However, it is envisioned that this would not exceed more than 50% of those core transportation needs.

         1.3 ACQUISITION AND SUBLEASE OF ADDITIONAL RAIL CARS. To the extent
             ------------------------------------------------
that such approval is required, the Applicants request authorization to lease or purchase in one or more transactions from time to time through December 31, 2003, up to 1,200 additional rail cars (10 unit train sets) for the general purpose of transporting coal to their respective power plants. It is estimated that the aggregate cost (lessor's cost in the case of leased cars) of these rail cars, in 1999 dollars, will not exceed $23.5 million in the case of WP&L, $43.5 million in the case of IES, and $7 million in the case of IPC. It is expected that four of the new unit train sets, to be purchased or leased by IES for use in delivering coal to its Ottumwa generating station, will replace the 365 cars IES currently owns in late 2001. The remaining six unit train sets are intended to meet the incremental needs of the Applicants, as described above. The Applicants request the flexibility to lease or purchase the additional rail cars on terms and conditions to be negotiated at a later date. The Applicants represent that the capacity of their rail car fleet to move coal will not exceed 150% of the core needs of the utility.

           Because of the similarity of rail car equipment used at some of the Applicants' generating stations and the common sourcing of the coal supply, it is possible to switch or substitute rail cars dedicated to one power plant to another power plant. This flexibility has created a synergy between the Applicants that allows them to maximize their utilization of rail equipment and to minimize coal inventories maintained at each of their power plants. Without this flexibility, and given the normal operations of the unit trains, there would be a dramatic increase in coal inventories during periods of extended outages at a specific plant. Alternatively, the Applicants would be forced to idle the rail cars. The subleasing of unit trains between the Applicants is done on either an average cost basis, or at a "market based rates." The "market based rates" concept is utilized because some of the existing joint plant operating agreements require that, when an owner's equipment is not utilized at that plant, it be leased to others at "market based rates."

           The shared utilization of rail cars measurably reduces the overall number of cars needed by the Applicants. It also allows a reallocation of resources among the Applicants to accommodate changes in the needs of the Alliant system as a whole. For example, if operational problems affecting one railroad temporarily interrupt movements on that railroad to a particular power station, then cars can be diverted to other power stations or even other railroads until the problem is eliminated. After the cars are returned to normal operations, coal inventory levels at other plants can be increased. Although this type of event is infrequent, the inherent flexibility is valuable.

         To the extent required, the Applicants seek approval for a continuation of this joint use and sharing of rail car equipment and for pricing the use of rail cars on an average cost basis, except in those cases in which a plant operating agreement between an Applicant and an unaffiliated utility requires market-based pricing. Average cost means, as applied to leased rail cars, the annual average lease cost plus maintenance cost, and, as applied to rail cars that are purchased, a rate based on the annual carrying cost determined in accordance with the methodology used by the State public service commission having jurisdiction over the retail rates of a particular Applicant, plus maintenance. The annual average lease cost will also include an allocated portion of the estimated cost of scheduled major maintenance activities associated with the leased cars.

           In addition, to the extent required, the Applicants seek approval to continue the current practice of leasing or subleasing rail cars to third parties, including other utilities or railroads, during periods in which such cars are not being utilized by any of the Applicants. It is not envisioned that such third-party usage will become routine. Rather, it is anticipated that such third-party usage would be for relatively short periods and would be the result of operational factors, such as, for example, an extended outage at a particular power plant or shut-down of or other disruption affecting a particular coal mine. Subleasing cars to third parties under such circumstances will ensure the maximum utilization of the equipment and reduce the overall cost to the three Applicants. Revenues from third parties will be paid to the owner or lessee of the cars affected and applied as a reduction to the cost of fuel.

ITEM 2.    FEES, COMMISSIONS AND EXPENSES.
           ------------------------------

           The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $10,000.


ITEM 3.    APPLICABLE STATUTORY PROVISIONS.
           -------------------------------

           3.1 GENERAl. Sections 9(a) and 10 of the Act may be deemed applicable to the acquisition, by purchase or lease, of rail cars (to the extent such acquisition increases the overall size of the Applicants' existing fleet of rail cars) and to the subleasing of rail cars to unaffiliated third parties. Sections 12(f) and 13(b) and Rules 43 and 90 - 91 may be deemed applicable to the subleasing of rail cars owned or leased by an Applicant to any other Applicant.
Section 32(h)(4) and Rule 54 thereunder are also applicable to the proposed transactions.

           The Applicants request an exemption from the "at cost" standard of
Section 13(b) of the Act as applicable to subleases of rail cars to each other in those cases (described in Item 1, above) in which specific cars are dedicated to a power plant that is jointly-owned with unaffiliated third parties and subject to a station operating agreement under the terms of which unutilized rail cars must be subleased at "market based rates." In all other cases, subleases of rail cars among the Applicants will be at average cost.

           3.2 COMPLIANCE WITH RULE 54. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, in which a registered holding company holds an interest in determining whether to approve any transaction unrelated to any EWG or FUCO if the requirements of Rule 53(a), (b) and (c) are satisfied.
These standards are met.

           Rule 53(a)(1): Currently, Alliant's "aggregate investment" in EWGs and FUCOs is approximately $110,000,000, or approximately 20.3% of Alliant's "consolidated retained earnings" for the four quarters ended March 31, 1999 ($541,478,000).

           Rule 53(a)(2): Alliant will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Alliant will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

           Rule 53(a)(3): No more than 2% of the employees of Alliant's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

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

         Rule 53(a)(4): Alliant will submit a copy of each Application or Declaration, and each amendment thereto, relating to any EWG or FUCO, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of the relevant portions of Alliant's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Alliant's domestic public utility subsidiaries.

           In addition, Alliant states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.


ITEM 4.           REGULATORY APPROVALS.
                  --------------------

           The sublease of rail cars by WP&L to either of the other Applicants and by either of the other Applicants to WP&L is subject to review and approval by the Wisconsin Public Service Commission ("WPSC"). No other state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.


ITEM 5.    PROCEDURE.
           ---------

           The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and in any event not later than July 30, 1999, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.
           ---------------------------------

           (a)      Exhibits.
                    --------

                    A    None.

                    B    None.

                    C    None.

                    D-1 Application by WP&L to WPSC for approval of affiliate transactions involving rail cars. (To be filed by amendment).



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


                    D-2  Order of the WPSC. (To be filed by amendment).

                    E    Not Applicable.

                    F    Opinion of Counsel. (To be filed by amendment).

                    G-1 Financial Data Schedule - Per Books (WP&L). (Incorporated by reference to Exhibit 27 to the Quarterly Report on Form 10-Q of WP&L for the period ended March 31, 1999) (File No. 0-337).

                    G-2 Financial Data Schedule - Per Books (IES). (Incorporated by reference to Exhibit 27 to the Quarterly Report on Form 10-Q of IES for the period ended March 31, 1999) (File No. 001-04117).

                    G-3 Financial Data Schedule - Per Books (IPC). (To be filed by amendment).

                    H Proposed Form of Federal Register Notice. (Filed herewith).


               (b)  Financial Statements.
                    --------------------

                    1.1 Balance Sheet of WP&L as of March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of WP&L for the period ended March 31, 1999) (File No. 0-337).

                    1.2 Statements of Income and Surplus of WP&L for the period ended March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of WP&L for the period ended March 31, 1999) (File No. 0-337).

                    2.1 Balance Sheet of IES as of March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of IES for the period ended March 31, 1999) (File No. 001-04117).

                    2.2 Statement of Income and Surplus of IES the period ended March 31, 1999 (incorporated by reference to the Quarterly Report on Form 10-Q of IES for the period ended March 31, 1999) (File No. 001-04117).

                    3.1 Balance Sheet of IPC as of March 31, 1999. (To be filed by amendment).



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

                    3.2 Statement of Income and Surplus of IPC for the period ended March 31, 1999. (To be filed by amendment).


ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.
           ---------------------------------------

           The transactions that are the subject of this Application or Declaration do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. Further, such transactions will not result in changes in the operations of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.


                                   SIGNATURES

           Pursuant to the requirements of the Public Utility Holding Company

Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                        WISCONSIN POWER & LIGHT COMPANY


                                        By:  /s/ Erroll B. Davis, Jr.
                                             --------------------------------
                                             Name:    Erroll B. Davis, Jr.
                                             Title:   Chief Executive Officer


                                        IES UTILITIES INC.


                                        By:  /s/ Erroll B. Davis, Jr.
                                             --------------------------------
                                             Name:    Erroll B. Davis, Jr.
                                             Title:   Chief Executive Officer


                                        INTERSTATE POWER COMPANY


                                        By:  /s/ Erroll B. Davis, Jr.
                                             --------------------------------
                                             Name:    Erroll B. Davis, Jr.
                                             Title:   Chief Executive Officer

Date:  May 28, 1999

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